                                           Filed pursuant to Rule 424(b)(4)
                                           File No. 333-13997

                               20,300,000 SHARES
 [CARNIVAL CORPORATION LOGO]
                              CARNIVAL CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

     Of the 20,300,000 shares of Class A Common Stock offered, 16,240,000 shares are being offered hereby in the United States and 4,060,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both offerings. See "Underwriting".

    All of the 20,300,000 shares of Class A Common Stock offered are being sold by certain shareholders of the Company. See "Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.

    The last reported sale price of the Class A Common Stock, which is quoted under the symbol "CCL," on the New York Stock Exchange on November 13, 1996 was $29.625 per share. See "Price Range of Class A Common Stock and Dividends".

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                                       INITIAL
                                                       PUBLIC                       PROCEEDS TO
                                                      OFFERING      UNDERWRITING      SELLING
                                                        PRICE       DISCOUNT(1)    SHAREHOLDERS(2)
                                                    -------------   ------------   -------------
Per Share........................................      $29.50          $0.89          $28.61
Total(3).........................................   $598,850,000    $18,067,000    $580,783,000

------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $265,000 payable by the Company and $236,639 payable by the Selling Shareholders.

(3) Certain Selling Shareholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,276,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, certain Selling Shareholders have granted the International Underwriters a similar option with respect to an additional 569,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Shareholders will be $682,777,500, $20,599,050 and $662,178,450, respectively. See
    "Underwriting".

                              ----------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about November 19, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                    BEAR, STEARNS & CO. INC.

                                       LEHMAN BROTHERS

                                                             MERRILL LYNCH & CO.
                              -------------------

               The date of this Prospectus is November 13, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                              -------------------

                             AVAILABLE INFORMATION

    Carnival Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning the Company and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site on the World Wide Web that contains reports, proxy and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov". In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and 4 1/2% Convertible Subordinated Notes Due July 1, 1997 (the "Convertible Notes") are listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the shares of Class A Common Stock offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 filed with the Commission (File No. 1-9610) pursuant to the Exchange Act, the Company's Quarterly Reports on Form 10-Q for the quarters ended February 28, 1996, May 31, 1996 and August 31, 1996, the Company's Current Report on Form 8-K dated April 23, 1996 and the description of the Company's Class A Common Stock contained in its Registration Statement on Form 8-A dated October 31, 1991 filed with the Commission pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description, are incorporated herein by reference.

    All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Investor Relations, Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida 33178-2428; telephone number (305) 599-2600.

                               PROSPECTUS SUMMARY

    The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless indicated otherwise, the information contained in this Prospectus assumes the Underwriters' over-allotment options are not exercised. For all periods, the information contained in this Prospectus reflects a two for one stock split of the Company's Common Stock that was effective on November 30, 1994. Investors should carefully consider the information set forth in "Certain Considerations" before making any decision to invest in the Class A Common Stock. Certain Statements in this Prospectus (including this Prospectus Summary) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). See "Special Note Regarding Forward-Looking Statements."

                                  THE COMPANY

    Carnival Corporation is the world's largest multiple-night cruise company based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 21 cruise ships (not including three ships owned by the Seabourn joint venture), with an aggregate capacity of 28,195 passengers based on two passengers per cabin. The ten Carnival Cruise Lines ships have an aggregate capacity of 17,690 passengers with itineraries in the Caribbean, the Mexican Riviera and Alaska. The eight Holland America Line ships have an aggregate capacity of 10,061 passengers, with itineraries in the Caribbean, the Mediterranean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, the South Pacific, the Mediterranean and the Far East. The three Seabourn ships have an aggregate capacity of 612 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East.

    The Company has signed agreements with a Finnish shipyard providing for the construction of two additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in March 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in October 1996 and mid-1999 and for the construction of one cruise ship with a capacity of 1,320 passengers and two cruise ships, each with a capacity of 1,440 passengers, for Holland America Line, with delivery expected in October 1997, February 1999 and September 1999, respectively. As a result of this shipbuilding program and planned ship sales and retirements, the Company currently expects its passenger capacity to increase by 11,463 to 39,658 in mid-1999.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 16 hotels in Alaska and the Canadian Yukon, two luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 13 private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    In April 1996, the Company acquired a 29.5% interest in Airtours plc ("Airtours") for approximately $307 million. Airtours is a leisure travel company publicly traded on the London Stock Exchange and provides air inclusive packaged holidays to the British, Scandinavian and North American markets. Airtours provides holidays to approximately 4.4 million people per year and owns or operates 41 hotels, 3 cruise ships and 31 aircraft. The Company's investment in Airtours significantly broadens the Company's geographic reach, providing enhanced access to the important European and Canadian markets. The investment also serves to expand the Company's scope of operations into other segments of the leisure travel industry.

    In September 1996, the Company entered into a joint venture agreement with Hyundai Merchant Marine Co., Ltd. ("HMM") to develop the Asian cruise vacation market. Under the joint venture agreement, the Company and HMM will each make a capital contribution of $10 million to the new joint venture which intends to create a cruise product specifically tailored to the desires and tastes of the growing middle-class market of Asian vacation travelers. The Company has also entered into an agreement with the joint venture to sell Carnival Cruise Lines' cruise ship Tropicale to the joint venture, subject to the immediate charter back of the vessel to the Company. A charter agreement between the Company and the joint venture will allow the Company to operate the Tropicale until the joint venture begins its cruise operations, which is currently expected to occur in the spring of 1998. The closing of the joint venture is subject to the consummation of certain ancillary agreements, which are expected to be entered into in the near future.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                                 THE OFFERINGS

Class A Common Stock offered by the Selling Shareholders(1):
U.S. Offering................................  16,240,000 shares
International Offering.......................  4,060,000 shares
Total........................................  20,300,000 shares
Class A Common Stock
  outstanding (2)............................  239,519,675 shares of Class A Common Stock.
                                               In addition, 54,957,142 shares of the
                                               Company's Class B Common Stock, par value
                                               $.01 per share (the "Class B Common Stock"
                                               and, collectively with the Class A Common
                                               Stock, the "Common Stock"), are outstanding.
NYSE Symbol..................................  CCL
Use of Proceeds..............................  The Company will not receive any proceeds from the sale of the Shares being sold by the
                                               Selling Shareholders (as defined below). See
                                               "Use of Proceeds".
Selling Shareholders.........................  The selling shareholders are Ted Arison, The
                                               Arison Foundation, Inc., The Royal Bank of
                                               Scotland Trust Company (Jersey) Limited, as
                                               trustee for the Ted Arison Charitable Trust,
                                               and New World Symphony Supporting Foundation,
                                               Inc. (collectively, the "Selling
                                               Shareholders"). Ted Arison is selling his
                                               Shares for certain estate planning and other
                                               related purposes.

------------

(1) Ted Arison and New World Symphony Supporting Foundation, Inc. ("New World Symphony") have granted the U.S. and International Underwriters over-allotment options to purchase a total of 2,845,000 additional shares of Class A Common Stock.

(2) Excludes approximately 2,545,140 shares of Class A Common Stock subject to outstanding options granted under the Company's stock option plans and approximately 2,599,954 shares that are reserved for issuance upon conversion of the Convertible Notes.

                         SUMMARY FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                           NINE MONTHS ENDED
                              AUGUST 31,                             YEAR ENDED NOVEMBER 30,
                        -----------------------   --------------------------------------------------------------
                         1996(1)      1995(1)        1995         1994         1993       1992(2)        1991
                        ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS DATA:
Revenues..............  $1,737,613   $1,545,244   $1,998,150   $1,806,016   $1,556,919   $1,473,614   $1,404,704
Operating income
  before income from
affiliated
operations............     458,360      397,300      490,038      443,674      347,666      324,896      315,905
Income from affiliated
operations(3).........      12,956       --           --           --           --           --           --
                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income......     471,316      397,300      490,038      443,674      347,666      324,896      315,905
Income from continuing
operations............     451,479      366,863      451,091      381,765      318,170      281,773      253,824
Discontinued
operations(4).........      --           --           --           --           --           --         (168,836)
                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income............     451,479      366,863      451,091      381,765      318,170      276,584       84,988
Earnings per share:
  Continuing
operations............  $     1.56   $     1.29   $     1.59   $     1.35   $     1.13   $     1.00   $      .93
  Net income..........  $     1.56   $     1.29   $     1.59   $     1.35   $     1.13   $      .98   $      .31
Dividends declared per
share.................  $      .27   $     .225   $     .315   $     .285   $     .280   $     .280   $     .245
Weighted average
shares................     288,524      283,921      284,220      282,744      282,474      281,686      273,832
Passenger cruise
days..................       8,088        6,825        9,201        8,102        7,003        6,766        6,365
Percentage of total
cruise capacity(5)....      109.7%       105.1%       105.0%       104.0%       105.3%       105.3%       105.7%

                                                                                            AUGUST 31,
                                                                                               1996
                                                                                           ------------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments....................................    $  104,673
Total current assets....................................................................       263,695
Total assets............................................................................     4,703,096
Customer deposits(6)....................................................................       311,765
Total current liabilities...............................................................       689,568
Long-term debt and convertible notes....................................................     1,059,519
Total shareholders' equity..............................................................     2,937,219

------------
(1) In the nine months ended August 31, 1996, the Company recognized a $32.0 million gain from the settlement of bankruptcy claims against Wartsila (as defined herein) and a loss of $15.8 million on the sale of notes receivable generated from the sale of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"). In the nine months ended August 31, 1995, the Company recognized a $14.4 million gain from the settlement of litigation with Metra Oy, the former parent of Wartsila.

(2) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.

(3) Represents income from affiliated companies, including Airtours. The Company acquired a 29.5% interest in Airtours in April 1996 and starting with the quarter ended August 31, 1996, the Company's share of Airtours' operating results is being recorded by the Company on a two-month lag basis.

(4) In November 1991, the Company adopted a formal plan to dispose of the CCP Resort, which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding of the CCP Resort prior to disposal.

(5) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(6) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

                             CERTAIN CONSIDERATIONS

TAXATION OF THE COMPANY

    The Company believes that it is not subject to United States corporate tax on its income from the international operation of ships ("Shipping Income"). (Certain of the Company's United States source income, such as Holland America Line's income from bus, hotel and tour operations, is not Shipping Income, and thus is subject to United States tax.) The applicable exemption from United States corporate income tax, which is provided by Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), is available under current United States law for as long as the Company and its subsidiaries that earn Shipping Income (collectively, the "Shipping Companies") meet both an "Incorporation Test" and a "CFC Test".

    A corporation meets the Incorporation Test if it is organized under the laws of a foreign country that grants an equivalent exemption to corporations organized in the United States (an "equivalent exemption jurisdiction"). The Company believes that all of the Shipping Companies are organized in equivalent exemption jurisdictions.

    A Shipping Company meets the CFC Test if it is a controlled foreign corporation ("CFC"), as defined in Section 957(a) of the Code. A foreign corporation is a CFC if stock representing more than 50% of such corporation's voting power or equity value is owned (or considered as owned) by United States persons each of whom owns (or is considered to own) stock representing 10% or more of the corporation's voting power.

    The Company and the Shipping Companies meet the CFC Test because stock of the Company representing more than 50% of the voting power of all the Company's stock is owned by the Micky Arison 1994 "B" Trust, a United States trust whose primary beneficiary is Micky Arison (the "B Trust"). If the Company and the Shipping Companies were to cease to meet the CFC test, and no other basis for exemption were available, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.

CONTROL BY PRINCIPAL SHAREHOLDERS

    Following the sale of the Shares, Ted Arison, the B Trust, certain members of the Arison family, trusts for the benefit of Mr. Ted Arison's children and the Arison Foundation, Inc., a private foundation established by Ted Arison (collectively, the "Principal Shareholders"), will beneficially own, in the aggregate, approximately 48.24% of the outstanding capital stock and will control, in the aggregate, approximately 70.37% of the voting power of the Company. For as long as the B Trust holds a majority of the shares of the Class B Common Stock and the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both Class A and Class B Common Stock, the B Trust will have the power to elect at least 75% of the directors and to substantially influence the Company's affairs and policies. Micky Arison, the Chairman and Chief Executive Officer of the Company, has the sole right to vote and direct the sale of the Class B Common Stock held by the B Trust, subject, during Ted Arison's lifetime, to the consent of the trustee of the B Trust. The Company has agreed under certain loan agreements to ensure that Ted Arison or members of his immediate family beneficially own, directly or indirectly, a number of shares of the Company's capital stock at least sufficient to elect the majority of the directors.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares being sold by the Selling Shareholders. Ted Arison is selling his Shares for certain estate planning and other related purposes.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock is listed on the New York Stock Exchange under the symbol "CCL". There is no established public trading market for the Company's Class B Common Stock.

    The following table sets forth for the periods indicated the high and low intra-day prices for the Class A Common Stock, as reported on the New York Stock Exchange-Composite Transactions, and dividends paid on the Class A Common Stock.

                                                                    CLASS A
                                                                  COMMON STOCK
                                                                     PRICES
                                                               ------------------
                                                                HIGH        LOW      DIVIDENDS
                                                               -------    -------    ---------
1996:
  Fourth Quarter (through November 13, 1996)................   $31.875    $29.250      $.110
  Third Quarter.............................................    31.500     24.500       .090
  Second Quarter............................................    30.125     26.125       .090
  First Quarter.............................................    29.000     22.750       .090
1995:
  Fourth Quarter............................................    27.125     20.625       .090
  Third Quarter.............................................    24.250     20.375       .075
  Second Quarter............................................    26.625     22.125       .075
  First Quarter.............................................    23.750     19.125       .075
1994:
  Fourth Quarter............................................    23.125     20.563       .075
  Third Quarter.............................................    24.063     21.750       .070
  Second Quarter............................................    25.438     21.000       .070
  First Quarter.............................................    26.125     23.000       .070

    As of November 11, 1996, there were approximately 3,741 holders of record of the Company's Class A Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by the B Trust. The last reported sale price of the Class A Common Stock on the New York Stock Exchange on November 13, 1996 was $29.625 per share.

                                DIVIDEND POLICY

    The Company declared cash dividends of $.070 per share in each of the first three quarters of fiscal 1994, $.075 per share in the fourth quarter of fiscal 1994 and the first three quarters of fiscal 1995, $.090 per share in the fourth quarter of fiscal 1995 and the first three quarters of fiscal 1996 and $.110 per share in the fourth quarter of fiscal 1996. Payment of future quarterly dividends will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and certain tax considerations of certain of the Principal Shareholders, some of whom are required to include a portion of the Company's earnings in their taxable income whether or not the earnings are distributed. The Company may also declare special dividends to all shareholders in the event that the Principal Shareholders are required to pay additional income taxes by reason of their ownership of the Common Stock, either because of an income tax audit of the Company or the Principal Shareholders or because of certain actions by the Company (such as a failure by the Company to maintain its investment in shipping assets at a certain level) that would trigger adverse tax consequences to the Principal Shareholders under the special tax rules applicable to them.

    Any dividend declared by the Board of Directors on the Company's Common Stock will be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock.

    While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama. Dividends paid by the Company will be taxable as ordinary income for United States Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, but generally will not qualify for any dividends-received deduction.

    The payment and amount of any dividend is within the discretion of the Board of Directors, and it is possible that the amount of any dividend may vary from the levels discussed above. If the law regarding the taxation of the Company's income to the Principal Shareholders were to change so that the amount of tax payable by the Principal Shareholders were increased or reduced, the amount of dividends paid by the Company might be more or less than is currently contemplated.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at August 31, 1996. The information set forth below should be read in conjunction with the financial statements and related notes incorporated in this Prospectus by reference.

                                                                              AUGUST 31, 1996
                                                                             -----------------
                                                                                (AMOUNTS IN
                                                                                THOUSANDS)

Current portion of long-term debt.........................................      $    72,525
                                                                             -----------------
                                                                             -----------------
Long-term debt and convertible notes:
  Mortgages and other loans payable bearing interest at rates ranging from
    8% to 9.9%, secured by vessels........................................      $    98,446
  Unsecured Revolving Credit Facility Due 2000............................           25,000
  Multi-currency Revolving Credit Facility Due 2001.......................          166,000
  Other loans payable.....................................................           75,336
  5.75% Notes Due March 15, 1998..........................................          200,000
  6.15% Notes Due October 1, 2003.........................................          124,951
  7.70% Notes Due July 15, 2004...........................................           99,910
  7.05% Notes Due May 15, 2005............................................           99,826
  7.20% Debentures Due October 1, 2023....................................          124,870
  4.50% Convertible Subordinated Notes Due July 1, 1997...................           45,180
                                                                             -----------------
      Total long-term debt and convertible notes..........................      $ 1,059,519
                                                                             -----------------
Shareholders' equity:
  Class A Common Stock ($.01 par value; one vote per share; 399,500 shares
authorized; 239,348 shares issued and outstanding)........................      $     2,393
  Class B Common Stock ($.01 par value; five votes per share; 100,500
    shares authorized; 54,957 shares issued and outstanding)..............              550
  Paid-in capital.........................................................          812,808
  Retained earnings.......................................................        2,125,374
  Less--other.............................................................           (3,906)
                                                                             -----------------
      Total shareholders' equity..........................................        2,937,219
                                                                             -----------------
      Total capitalization................................................      $ 3,996,738
                                                                             -----------------
                                                                             -----------------

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for the fiscal years ended November 30, 1991 through 1995 and as of the end of each such fiscal year are derived from the financial statements of the Company and should be read in conjunction with such financial statements and the related notes incorporated in this Prospectus by reference. The selected financial data for the nine-month periods ended August 31, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of such data. The Company's operations are seasonal, and results for interim periods are not necessarily indicative of the results for the entire year. Certain amounts in prior years have been reclassified to conform with the current year's presentation.

                               NINE MONTHS ENDED
                                  AUGUST 31,                             YEAR ENDED NOVEMBER 30,
                            -----------------------   --------------------------------------------------------------
                             1996(1)      1995(1)        1995         1994         1993       1992(2)        1991
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Revenues..................  $1,737,613   $1,545,244   $1,998,150   $1,806,016   $1,556,919   $1,473,614   $1,404,704
Costs and expenses:
 Operating expenses.......     962,435      865,311    1,131,113    1,028,475      907,925      865,587      810,317
 Selling and
administrative............     209,221      187,880      248,566      223,272      207,995      194,298      193,316
 Depreciation and
amortization..............     107,597       94,753      128,433      110,595       93,333       88,833       85,166
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                             1,279,253    1,147,944    1,508,112    1,362,342    1,209,253    1,148,718    1,088,799
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income before
 income from affiliated
operations................     458,360      397,300      490,038      443,674      347,666      324,896      315,905
Income from affiliated
operations(3).............      12,956       --           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income..........     471,316      397,300      490,038      443,674      347,666      324,896      315,905
Nonoperating income
 (expense):
 Interest income..........      17,280       10,311       14,403        8,668       11,527       16,946       10,596
 Interest expense, net of
capitalized interest......     (49,889)     (48,583)     (63,080)     (51,378)     (34,325)     (53,792)     (65,428)
 Other income (expense)...      23,778       18,931       19,104       (9,146)      (1,201)       2,731        1,746
 Income tax expense.......     (11,006)     (11,096)      (9,374)     (10,053)      (5,497)      (9,008)      (8,995)
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                               (19,837)     (30,437)     (38,947)     (61,909)     (29,496)     (43,123)     (62,081)
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
operations................     451,479      366,863      451,091      381,765      318,170      281,773      253,824
Discontinued operations:
 Loss from operations of
   hotel and casino
segment(4)................      --           --           --           --           --           --          (33,373)
 Estimated loss on
   disposal of hotel and
   casino segment(4)......      --           --           --           --           --           --         (135,463)
Extraordinary item:
 Loss on early
extinguishment of
debt(2)...................      --           --           --           --           --           (5,189)      --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $  451,479   $  366,863   $  451,091   $  381,765   $  318,170   $  276,584   $   84,988
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings per share:
 Continuing operations....  $     1.56   $     1.29   $     1.59   $     1.35   $     1.13   $     1.00   $      .93
 Net income...............  $     1.56   $     1.29   $     1.59   $     1.35   $     1.13   $      .98   $      .31
Dividends declared per
share.....................  $     .270   $     .225   $     .315   $     .285   $     .280   $     .280   $     .245
Weighted average shares...     288,524      283,921      284,220      282,744      282,474      281,686      273,832
Passenger cruise days.....       8,088        6,825        9,201        8,102        7,003        6,766        6,365
Percent of total cruise
capacity(5)...............      109.7%       105.1%       105.0%       104.0%       105.3%       105.3%       105.7%

                                       AUGUST 31,                            NOVEMBER 30,
                                       ----------   --------------------------------------------------------------
                                        1996(1)      1995(1)        1994         1993       1992(1)        1991
                                       ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
 short-term investments..............  $  104,673   $  103,760   $  124,220   $  148,920   $  226,062   $  278,136
Total current assets.................     263,695      256,378      240,449      253,798      311,424      363,788
Total assets.........................   4,703,096    4,105,487    3,669,823    3,218,920    2,645,607    2,650,252
Customer deposits(6).................     311,765      292,606      257,505      228,153      178,945      167,723
Total current liabilities............     689,568      594,710      564,957      549,994      474,781      551,287
Long-term debt and convertible
notes................................   1,059,519    1,150,031    1,161,904    1,031,221      776,600      921,689
Total shareholders' equity...........   2,937,219    2,344,873    1,928,934    1,627,206    1,384,845    1,171,129

------------
(1) In the nine months ended August 31, 1996, the Company recognized a $32.0 million gain from the settlement of bankruptcy claims against Wartsila and a loss of $15.8 million on the sale of notes receivable generated from the sale of the CCP Resort. In the nine months ended August 31, 1995, the Company recognized a $14.4 million gain from the settlement of litigation with Metra Oy, the former parent of Wartsila.

(2) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.

(3) Represents income from affiliated companies, including Airtours. The Company acquired a 29.5% interest in Airtours in April 1996 and starting with the quarter ended August 31, 1996, the Company's share of Airtours' operating results is being recorded by the Company on a two-month lag basis.

(4) In November 1991, the Company adopted a formal plan to dispose of Carnival's Crystal Palace Resort and Casino (the "CCP Resort"), which comprised the entire resort and casino segment of the Company's operations. At that time, the Company recorded a provision for the loss on disposal of the CCP Resort of approximately $135 million, representing a write-down of $95 million to record the property at its estimated net realizable value and a provision of $40 million for the possible funding of the CCP Resort prior to disposal.

(5) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(6) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Certain statements contained in "Management's Discussion of Financial Condition and Results of Operations" constitute forward-looking statements under the Reform Act. See "Special Note Regarding Forward-Looking Statements."

RESULTS OF OPERATIONS

    The Company earns cruise revenues primarily from (i) the sale of passenger tickets, which include accommodations, meals, airfare and substantially all shipboard activities, and (ii) the sale of goods and services on board its cruise ships, such as casino gaming, liquor sales, gift shop sales and other related services. The Company also derives revenues from the tour and related operations of HAL Antillen N.V., a subsidiary of the Company ("HAL").

    The following table presents statements of operations data expressed as a percentage of total revenues and selected statistical information for the periods indicated:

                                        NINE MONTHS ENDED
                                            AUGUST 31                 YEAR ENDED NOVEMBER 30,
                                      ----------------------    -----------------------------------
                                        1996         1995         1995         1994         1993
                                      ---------    ---------    ---------    ---------    ---------
  REVENUES.........................       100  %       100  %       100  %       100  %       100  %
  OPERATING COSTS AND EXPENSES:
    Operating expenses.............        56           56           57           57           58
    Selling and administrative.....        12           12           12           12           14
    Depreciation and
amortization.......................         6            6            6            6            6
                                          ---          ---          ---          ---          ---
  OPERATING INCOME BEFORE INCOME
FROM AFFILIATED OPERATIONS.........        26           26           25           25           22
  INCOME FROM AFFILIATED
OPERATIONS.........................         1           --           --           --           --
                                          ---          ---          ---          ---          ---
  OPERATING INCOME.................        27           26           25           25           22
  NONOPERATING INCOME (EXPENSE)....       (1)          (2)          (2)          (4)          (2)
                                          ---          ---          ---          ---          ---
  INCOME FROM CONTINUING
OPERATIONS.........................        26  %        24  %        23  %        21  %        20  %
                                          ---          ---          ---          ---          ---
                                          ---          ---          ---          ---          ---
  SELECTED STATISTICAL INFORMATION:
  Passengers carried...............   1,351,000    1,139,000    1,543,000    1,354,000    1,154,000
  Passenger cruise days............   8,088,000    6,825,000    9,201,000    8,102,000    7,003,000
  Occupancy percentage.............      109.7 %      105.1 %      105.0 %      104.0 %      105.3 %

GENERAL

    The growth in the Company's revenues during the last three fiscal years has primarily been a function of the expansion of its fleet capacity.

    Fixed costs, including depreciation, fuel, insurance, and crew costs represent more than one-third of the Company's operating expenses and do not significantly change in relation to changes in passenger loads and aggregate passenger ticket revenue. The Company's different businesses experience varying degrees of seasonality. The Company's revenue from the sale of passenger tickets for Carnival Cruise Lines' ("Carnival") ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late June through August and lower during the fall months. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe and HAL typically obtains higher pricing for these summer products. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets. The Company's tour revenues are extremely seasonal with a large majority of tour revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

    In April 1996, the Company made an investment in Airtours which it records using the equity basis of accounting. Starting with the Company's quarter ending August 31, 1996, the Company's share of Airtours' operating results is being recorded by the Company on a two month lag basis. Airtours' earnings are seasonal due to the seasonal nature of the European leisure travel industry. During the last two fiscal years, Airtours' third and fourth fiscal quarters, ending June 30 and September 30, respectively, have been profitable, with the fourth quarter being its most profitable quarter. During this same period, Airtours experienced seasonal losses in its first and second fiscal quarters ending on December 31 and March 31, respectively.

    Average capacity is expected to increase 8.2% during the fourth fiscal quarter of 1996 as compared with the same period in 1995, as a result of the introduction into service of the Inspiration in March 1996 and the Veendam in May 1996. See "Special Note Regarding Forward-Looking Statements."

NINE MONTHS ENDED AUGUST 31, 1996 COMPARED TO NINE MONTHS ENDED AUGUST 31, 1995

REVENUES

    The increase in total revenues of $192.4 million, or 12.4%, from the first nine months of 1995 to the first nine months of 1996 was primarily comprised of a $180.2 million, or 13.2%, increase in cruise revenues. The increase in cruise revenues was primarily the result of a 13.5% increase in capacity for the period resulting from the addition of the Carnival cruise ships Imagination in July 1995 and Inspiration in March 1996 and Holland America Line's cruise ship Veendam in May 1996. Occupancy rates were up 4.4% and gross pricing was down 4.5% resulting in a decrease of 0.3% in gross yield (total revenue per lower berth). Net yields, i.e., net revenue per lower berth (net revenue is total revenues less travel agent commissions, airfare costs and other less significant cruise costs), increased 1.1% during the first nine months of the year due to improved occupancy rates. Also affecting cruise revenues during 1995 were lost revenues caused by the shipboard incident described under "--Nonoperating Income (Expense)" below.

    Revenues from the Company's tour operations increased $20.9 million, or 9.6%, to $238.6 million in 1996 from $217.7 million in 1995. The increase was primarily the result of an increase in tour and transportation revenues due to an increase in the number of tour passengers.

COSTS AND EXPENSES

    Operating expenses increased $97.1 million, or 11.2%, from the first nine months of 1995 to the first nine months of 1996. Cruise operating costs increased by $85.0 million, or 11.4%, to $827.9 million in the first nine months of 1996 from $742.9 million in the first nine months of 1995, primarily due to additional costs associated with the increased capacity.

    Tour operating expenses increased $20.8 million, or 12.7%, from the first nine months of 1995 to the first nine months of 1996, primarily due to an increase in the number of tour passengers.

    Selling and administrative costs increased $21.3 million, or 11.4%, mainly due to an increase in advertising expenses and an increase in payroll and related costs associated with the increase in capacity during the first nine months of 1996 as compared with the same period of 1995.

    Depreciation and amortization increased by $12.8 million, or 13.6%, to $107.6 million in the first nine months of 1996 from $94.8 million in the first nine months of 1995, primarily due to the addition of the Imagination, Inspiration and the Veendam.

AFFILIATED OPERATIONS

    During April 1996, the Company acquired a 29.5% interest in Airtours and is recording its share of Airtours' earnings on a two-month lag basis. During the Company's quarter ended August 31, 1996, the Company's share of earnings for Airtours was recorded for Airtours' quarter ended June 30, 1996. The Company also began reporting its equity in earnings of certain other affiliates.

NONOPERATING INCOME (EXPENSE)

    Total nonoperating expense (net of nonoperating income) decreased to $19.8 million for the first nine months of 1996 from $30.4 million in the first nine months of 1995. Interest income increased $7.0 million primarily due to the Company's holding of 13% Senior Secured Notes (which were redeemed in April
1996) of Norwegian Cruise Line, Ltd. (the "NCL Bonds") and, to a lesser degree, increases in cash balances. Cash balances, up to the closing of the Airtours transaction in April 1996, increased due to United Kingdom regulatory requirements applicable to the Company's tender offer to acquire its interest in Airtours. Gross interest expense (excluding capitalized interest) increased $6.6 million primarily as a result of additional borrowings required in connection with the acquisition of Airtours. Capitalized interest increased $5.3 million due to higher investment levels in vessels under construction.

    Other income increased to $23.8 million in the first nine months of 1996 primarily as a result of a $32.0 million gain from settlement of bankruptcy claims against Wartsila (see "Business-- Litigation"), less a loss on the sale of the notes receivable generated from the sale of CCP Resort of $15.8 million. Other income of $18.9 million in the first nine months of 1995 included a $14.4 million gain from the settlement of litigation with Metra Oy (see "Business--Litigation") and a gain on the sale of the Company's entire interest in Epirotiki Cruise Line less a loss of $3.0 million from a fire on Carnival Cruise Lines' Celebration as well as other non-related, non-recurring items. In addition, the Company estimated the loss of revenue, net of related variable expense, from the Celebration being out of service due to the fire reduced operating income and net income by an additional $7.3 million in the third quarter of 1995.

FISCAL YEAR ENDED NOVEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED
NOVEMBER 30, 1994

REVENUES

    The increase in total revenues of $192.1 million from 1994 to 1995 was comprised primarily of a $177.7 million, or 10.9%, increase in cruise revenues. The increase in cruise revenues was primarily the result of a 12.5% increase in capacity for the period resulting from the addition of Carnival's cruise ship Fascination in July 1994, HAL's Ryndam in October 1994, and Carnival's Imagination in July 1995, partially offset by the discontinuation of the FiestaMarina division of Carnival in September 1994. Also affecting cruise revenues were lower gross passenger per diems. The gross passenger per diems decreased primarily due to a reduction in the percentage of passengers electing the Company's air program. When a passenger elects to purchase his/her own air transportation, rather than use the Company's air program, both the Company's cruise revenues and operating expenses decrease by approximately the same amount. Occupancy rates increased by approximately 1%. Also affecting cruise revenues in 1995 and 1994 were lost revenues caused by the incidents described under "--Nonoperating Income (Expense)" below.

    Revenues from the Company's tour operations increased $14.3 million, or 6.3%, to $241.9 million in 1995 from $227.6 million in 1994. The increase was primarily the result of an increase in the tour and transportation revenues generated by the Company's tour business and Gray Line of Alaska tour and motorcoach operations.

COSTS AND EXPENSES

    Operating expenses increased $102.6 million, or 10.0%, from 1994 to 1995. Cruise operating costs increased by $93.8 million, or 10.5%, to $990.0 million in 1995 from $896.3 million in 1994, primarily due to additional costs associated with the increased capacity in 1995.

    Tour operating expenses increased $8.7 million, or 4.9%, from 1994 to 1995, primarily due to an increase in tour passengers.

    Selling and administrative expenses increased $25.3 million, or 11.3%, primarily due to a 14.6% increase in advertising expenses and an increase in payroll and related costs during 1995 as compared with the same period in 1994.

    Depreciation and amortization increased by $17.8 million, or 16.1%, to $128.4 million in 1995 from $110.6 million in 1994 primarily due to the addition of the Ryndam, the Fascination and the Imagination.

NONOPERATING INCOME (EXPENSE)

    Total nonoperating expense (net of nonoperating income) decreased to $38.9 million in 1995 from $61.9 million in 1994. Interest income increased $5.7 million in 1995 due to the recognition of interest income on notes received from the sale of the CCP Resort and higher investment balances. Total interest expense increased to $81.9 million in 1995 from $73.2 million in 1994, primarily as a result of increased average debt levels and higher variable interest rates. The higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of new cruise ships. Capitalized interest decreased to $18.8 million in 1995 from $21.9 million in 1994 due to lower levels of investments in vessels under construction.

    Other income increased to $19.1 million in 1995 primarily as a result of a $14.4 million gain from the settlement of litigation with Metra Oy and a gain from the sale of the Company's entire interest in Epirotiki Cruise Line. These gains were partially offset by the loss from the Celebration incident discussed below and certain other non-related, non-recurring items. See "Business-- Litigation."

    In June 1995, a fire, which was quickly extinguished, broke out in the engine control room on Carnival's Celebration. There were no injuries to passengers or crew, however, there was damage to one of the vessel's electrical control panels. The time necessary to complete repairs to the Celebration as a result of this incident caused the cancellation of four one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses, net of estimated insurance recoveries, amounted to $3.0 million and were included in other expenses. In addition, the Company estimates that the loss of revenue, net of related variable expenses, from the Celebration being out of service, reduced operating income and net income by an additional $7.3 million in 1995.

    Other expenses of $9.1 million in 1994 were primarily the result of two events. In September 1994, the Company discontinued its FiestaMarina division because of lower than expected passenger occupancy levels which resulted in a charge of $3.2 million to other expenses. In August 1994, HAL's Nieuw Amsterdam ran aground in Alaska resulting in the cancellation of three one-week cruises. Costs associated with repairs to the ship, passenger handling and various other expenses, net of estimated insurance recoveries, amounted to $6.4 million and were included in other expenses. In addition, the Company estimates that the loss of revenue, net of related variable expenses, from the Nieuw Amsterdam being out of service during that three-week period, reduced operating income and net income by an additional $4.5 million in 1994.

FISCAL YEAR ENDED NOVEMBER 30, 1994 COMPARED TO FISCAL YEAR ENDED
NOVEMBER 30, 1993

REVENUES

    The increase in total revenues of $249.1 million from 1993 to 1994 was comprised of a $241.6 million, or 17.5%, increase in cruise revenues and an increase of $7.5 million, or 4.3%, in tour revenues for the period. The increase in cruise revenues was primarily the result of a 17.2% increase in capacity for the period. This capacity increase resulted from additional capacity provided by Carnival's SuperLiners Sensation and Fascination which entered service in November 1993 and July 1994, respectively, and Holland America Line's Maasdam and Ryndam which entered service in December 1993 and October 1994, respectively. Also affecting cruise revenues were slightly higher yields, slightly lower occupancies and lost revenues related to the grounding of the Nieuw Amsterdam which resulted in the cancellation of three one-week cruises in August 1994. See "--Nonoperating Income (Expense)" above.

    Revenues from the Company's tour operations increased to $227.6 million in 1994 from $214.4 million in 1993 primarily due to an increase in the number of tour passengers.

COSTS AND EXPENSES

    Operating expenses increased $120.6 million, or 13.3%, from 1993 to 1994. Cruise operating costs increased by $113.4 million, or 14.5%, to $896.3 million in 1994 from $782.8 million in 1993. Cruise operating costs increased primarily due to costs associated with the increased capacity in 1994.

    Selling and administrative expenses increased $15.3 million, or 7.3%, from 1993 to 1994. These increases were attributable to additional advertising and other costs associated primarily with the increase in capacity.

    Depreciation and amortization increased by $17.3 million, or 18.5%, to $110.6 million in 1994 from $93.3 million in 1993. Depreciation and amortization increased primarily due to the additional capacity discussed above. Also, the depreciable lives of four of the Carnival ships built in the 1980s were extended from 20 or 25 years to 30 years to conform to industry standards. This resulted in a reduction of depreciation of approximately $4 million during 1994.

NONOPERATING INCOME (EXPENSE)

    Total nonoperating expense (net of nonoperating income) increased in 1994 to $61.9 million from $29.5 million in 1993. Interest income decreased to $8.7 million in 1994 from $11.5 million in 1993 due to a lower level of investments in 1994. Interest expense increased to $73.3 million in 1994 from $58.9 million in 1993 as a result of increased debt levels. Both the lower investment levels and higher debt levels were the result of expenditures made in connection with the ongoing construction and delivery of cruise ships. Capitalized interest decreased to $21.9 million in 1994 from $24.6 million in 1993.

    Other expenses increased to $9.1 million in 1994 because of two events which occurred during 1994 which are discussed in the nonoperating income (expense) section for the fiscal year ended November 30, 1995 compared to fiscal year ended November 30, 1994, above.

    Income tax expense increased to $10.1 million in 1994, primarily as a result of taxes, of approximately $3.0 million on a dividend paid by the tour company, a U.S. company, to its parent company, a foreign shipping company.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

    The Company's business provided $587.2 million of net cash from operations during the year ended November 30, 1995 (an increase of 9.3% over the comparable period in 1994) and $656.2 million of net cash from operations during the nine months ended August 31, 1996 (an increase of 25.6% over the comparable period in 1995). The increase in fiscal 1995 was primarily the result of higher net income for the period. The increase during the nine months ended August 31, 1996 was primarily the result of an increase in net income and changes in working capital accounts.

    In April 1995, the Company received $47 million of net proceeds from the sale of 2.1 million shares of Class A Common Stock by the Company pursuant to the underwriters' exercise of an overallotment option in a secondary offering by certain shareholders of the Company. Also during fiscal 1995, the Company issued $100 million of 7.05% Notes Due May 15, 2005 and received approximately $99.2 million in cash proceeds net of underwriting fees and other costs and made borrowings of $269 million under its $750 million revolving credit facility due 2000 (the "$750 Million Revolver").

    During fiscal 1995 and the nine months ended August 31, 1996, the Company spent approximately $484 million and $514 million, respectively, on capital projects. During fiscal 1995, $432 million was spent in connection with its ongoing shipbuilding program, and $34 million was spent on the purchase and expansion of the Company's shore side operations facilities located in Miami, Florida. During the nine months ended August 31, 1996, $447 million was spent in connection with the Company's ongoing ship-building program, and $36 million was spent on the expansion of the Company's shore side operations facilities located in Miami, Florida.

    The Company also made scheduled principal payments during fiscal 1995, totaling approximately $79.6 million, under various individual vessel mortgage loans and repaid $322 million of the outstanding balance on the $750 Million Revolver. During the nine months ended August 31, 1996, the Company made scheduled principal payments totaling approximately $43 million under various individual vessel mortgage loans and a repayment of $160 million on the $750 Million Revolver. During the nine months ended August 31, 1996, the Company borrowed and repaid $475 million under the $750 Million Revolver for the final payment on the Inspiration and the Veendam.

    Additionally, approximately $70 million of the Company's $115 million of Convertible Notes were converted into approximately four million shares of the Company's Class A Common Stock during the nine months ending August 31, 1996.

    During the year ended November 30, 1995 and the nine months ended August 31, 1996, the Company paid cash dividends of approximately $85 million and $77 million, respectively.

    In October 1995, the Company purchased $101 million face amount of NCL Bonds for $81 million. In February 1996, the Company sold an option to NCL Holding AS, the parent company of Norwegian Cruise Line, Ltd. (formerly named Kloster Cruise Ltd.), to purchase the NCL Bonds. The option was exercised in April 1996, and the Company sold the NCL Bonds to NCL Holding AS. The transaction resulted in a small gain.

    In April 1996, the Company acquired a 29.5% interest in Airtours. The Company paid approximately $163 million in cash and funded the remaining $144 million through the issuance of 5,301,186 shares of the Company's Class A Common Stock. The Company borrowed $168 million under a $200 million multi-currency revolving credit facility due 2001 (the "$200 Million Multi-currency Revolver") to fund the cash portion of the Airtours investment described above.

FUTURE COMMITMENTS

    The Company is scheduled to take delivery of seven new vessels over the next three years. The Company will pay approximately $374 million in the twelve month period ending August 31, 1997 related to the construction and delivery of ships and $1.7 billion beyond August 31, 1997. In addition, the Company has $1.1 billion of outstanding long-term debt and convertible notes of which approximately $73 million is due in the twelve month period ending August 31, 1997. The Company also enters into forward foreign currency contracts and interest rate swap agreements to hedge the impact of foreign currency and interest rate fluctuations. See "Special Note Regarding Forward-Looking Statements."

FUNDING SOURCES

    Cash from operations is expected to be the Company's principal source of capital to fund its debt service requirements and ship construction costs. In addition, the Company may fund a portion of the construction cost of new ships from borrowings under the revolving credit facilities and/or through the issuance of long-term debt in the public or private markets. At August 31, 1996, approximately $725 million was available for borrowing by the Company under the $750 Million Revolver, $34 million was available under the $200 Million Multi-currency Revolver and an additional $250 million was available under a short-term general purpose revolving credit facility (the "$250 Million Revolver"). The Company intends to initiate a $1 billion commercial paper program that is supported by the $750 Million Revolver and the $250 Million Revolver.

    To the extent that the Company should require or choose to fund future capital commitments from sources other than operating cash or from borrowings under the $200 Million Multi-Currency Revolver, the $750 Million Revolver, the $250 Million Revolver, or the commercial paper program, the Company believes that it will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. In this regard, the Company has filed two Registration Statements on Form S-3 (the "Shelf Registration") relating to a shelf offering of up to $500 million aggregate principal amount of debt or equity securities. Through August 31, 1996, the Company had issued $230 million of debt securities under the shelf. A balance of $270 million aggregate principal amount of debt or equity securities remains available for issuance under the Shelf Registration.

                                    BUSINESS

    The Company is the world's largest multiple-night cruise company based on the number of passengers carried and revenues generated. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises and the Company's joint venture, Seabourn Cruise Line. In total, the Company owns and operates 21 cruise ships (not including three ships held through the Seabourn joint venture) with an aggregate capacity of 28,195 passengers based on two passengers per cabin. The Company also operates a tour business through Holland America Westours.

    Certain statements under this heading "Business" constitute "forward-looking statements" under the Reform Act. See "Special Note Regarding Forward-Looking Statements."

CRUISE SHIP SEGMENT

INDUSTRY

    The passenger cruise industry as it exists today began in approximately 1970. Over time, the industry has evolved from a trans-ocean carrier service into a vacation alternative to land-based resorts and sight-seeing destinations. According to Cruise Lines International Association ("CLIA"), an industry trade group, approximately 500,000 North American passengers took cruises in 1970 for three consecutive nights or more. CLIA estimates that this number reached 4.4 million passengers in 1995, an average compound annual growth rate of 9% since 1970. Also, according to CLIA, by the end of 1995 the number of ships in service totaled 124 with an aggregate capacity of approximately 106,000 berths.

    CLIA estimates that the number of cruise passengers will grow to 4.8 million in 1996. CLIA also projects that by the end of 1996, North America will be served by 120 vessels having an aggregate capacity of approximately 112,000 berths.

    The following table sets forth the North American industry and Company growth over the past five years based on passengers carried for at least three consecutive nights:

                                            NORTH AMERICAN    COMPANY CRUISE
                                                CRUISE          PASSENGERS
YEAR                                          PASSENGERS         CARRIED
-----------------------------------------   --------------    --------------
                                               CALENDAR          (FISCAL)
1995.....................................      4,378,000         1,543,000
1994.....................................      4,448,000         1,354,000
1993.....................................      4,480,000         1,154,000
1992.....................................      4,136,000         1,153,000
1991.....................................      3,979,000         1,100,000

------------

Source: CLIA.

    From 1991 through 1995, the Company's average compound annual growth rate in number of passengers carried was 8.8% versus the industry average of 2.0%.

    The Company's passenger capacity has grown from 17,973 at November 30, 1991 to 28,195 at August 31, 1996. The delivery of the Statendam, Sensation and Maasdam in 1993 increased capacity by 4,572 passengers, more than offsetting a capacity decrease of 906 passengers related to the sale of the Mardi Gras in that year. During 1994, net capacity increased by 2,369 passengers due to the delivery of the Fascination and Ryndam, net of the 937 decrease in passenger capacity related to the sale of the FiestaMarina. In 1995, with the delivery of the Imagination, capacity increased by 2,040. To date in 1996, net capacity increased by 2,158 passengers due to the delivery of the Inspiration and the Veendam, net of the 1,146 decrease in passenger capacity related to the charter of the Festivale to Dolphin Cruise LIne. See "--Other Cruise Activities".

    In spite of the cruise industry's growth since 1970, the Company believes cruises represent only approximately 2% of the applicable North American vacation market, defined as persons who travel for leisure purposes on trips of three nights or longer involving at least one night's stay in a hotel. Only an estimated 7% of the North American population has ever cruised.

CRUISE SHIPS AND ITINERARIES

    Under the Carnival Cruise Lines name, the Company serves the contemporary market with ten ships (collectively, the "Carnival Ships"). All of the Carnival Ships were designed by and built for Carnival, including nine SuperLiners which are among the largest in the cruise industry. Eight of the Carnival Ships operate in the Caribbean and two Carnival Ships call on ports in the Mexican Riviera. During 1996, the Carnival ship Tropicale began operating in Alaska during the summer season. Carnival also offers cruises through the Panama Canal and to the Hawaiian Islands. See "--Sales and Marketing."

    Through its subsidiary, HAL, the Company operates eleven ships offering premium or luxury specialty vacations. Eight of these ships, the Rotterdam, the Nieuw Amsterdam, the Noordam, the Westerdam, the Statendam, the Maasdam, the Ryndam and the Veendam are operated under the Holland America Line name (the "HAL Ships"). The remaining three ships, the Wind Star, the Wind Song and the Wind Spirit, are operated under the Windstar Cruises name (the "Windstar Ships"). Seven of the HAL Ships were designed by and built for HAL. The three Windstar Ships were built for Windstar Sail Cruises, Ltd. ("WSCL") between 1986 and 1988.

    HAL offers premium cruises of various lengths in the Caribbean, Alaska, Panama Canal, Europe, the Mediterranean, Hawaii, Mexico, South Pacific, South America and the Orient. Cruise lengths for HAL vary from one to 99 days, with a large proportion being seven or ten days in length. Periodically, the HAL Ships make longer grand cruises or operate on short-term special itineraries. For example, in 1996, the Rotterdam made a 50-day world cruise and a 99-day Grand South America voyage. HAL will continue to offer these special and longer itineraries in order to increase travel opportunities for its customers and strengthen its cruise offerings in view of the fleet expansion. The majority of the HAL Ships operate in the Caribbean during fall to late spring and in Alaska during late spring to early fall. The three Windstar Ships currently operate in the Caribbean, the Mediterranean and the South Pacific.

    The following table presents summary information concerning the Company's ships. Areas of operation are based on current itineraries and are subject to change.

                                                                       GROSS
                                                         PASSENGER   REGISTERED    PRIMARY AREAS
              VESSEL                  REGISTRY   BUILT  CAPACITY(1)     TONS       OF OPERATION
----------------------------------- ------------ -----  -----------  ----------  -----------------
CARNIVAL CRUISE LINES:
Inspiration........................ Panama        1996      2,040      70,367    Caribbean
Imagination........................ Panama        1995      2,040      70,367    Caribbean
Fascination........................ Panama        1994      2,040      70,367    Caribbean
Sensation.......................... Panama        1993      2,040      70,367    Caribbean
Ecstasy............................ Liberia       1991      2,040      70,367    Caribbean
Fantasy............................ Liberia       1990      2,044      70,367    Bahamas
Celebration........................ Liberia       1987      1,486      47,262    Caribbean
Jubilee............................ Panama        1986      1,486      47,262    Mexican Riviera
Holiday............................ Panama        1985      1,452      46,052    Mexican Riviera
Tropicale.......................... Liberia       1982      1,022      36,674    Caribbean, Alaska
                                                        -----------
  Total Carnival Ships Capacity....                        17,690
                                                        -----------

HOLLAND AMERICA LINE:
Veendam............................ Bahamas       1996      1,266      55,451    Alaska, Caribbean
Ryndam............................. Netherlands   1994      1,266      55,451    Alaska, Caribbean
Maasdam............................ Netherlands   1993      1,266      55,451    Europe, Caribbean
Statendam.......................... Netherlands   1993      1,266      55,451    Alaska, Caribbean
Westerdam.......................... Netherlands   1986      1,494      53,872    Canada, Caribbean
Noordam............................ Netherlands   1984      1,214      33,930    Alaska, Caribbean
Nieuw Amsterdam.................... Netherlands   1983      1,214      33,930    Alaska, Caribbean
Rotterdam.......................... Netherlands   1959      1,075      37,783    Alaska, Worldwide
                                                        -----------
  Total HAL Ships Capacity.........                        10,061
                                                        -----------

WINDSTAR CRUISES:
Wind Spirit........................ Bahamas       1988        148       5,736    Caribbean,
                                                                                 Mediterranean
Wind Song.......................... Bahamas       1987        148       5,703    South Pacific
Wind Star.......................... Bahamas       1986        148       5,703    Caribbean,
                                                                                 Mediterranean
                                                        -----------
  Total Windstar Ships Capacity....                           444
                                                        -----------
  Total Capacity...................                        28,195
                                                        -----------
                                                        -----------

    Carnival Corporation also owns the Festivale, a 1,146 berth vessel built in 196`1, which it currently charters to Dolphin Cruise Line. In addition, Holland America Line's Rotterdam is expected to be replaced in September 1997 by the Rotterdam VI, which is currently under construction, and the Tropicale is expected to enter service with the HMM joint venture in the spring of 1998.

------------

(1) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.

CRUISE SHIP CONSTRUCTIONS

    The Company is currently constructing four cruise ships to be operated under the Carnival name and three cruise ships to be operated under the Holland America Line name. The following table presents summary information concerning ships under construction:

                                EXPECTED                        PASSENGER               APPROXIMATE
          VESSEL              SERVICE DATE       SHIPYARD      CAPACITY(1)    TONS          COST
---------------------------  --------------   ---------------  -----------   -------   --------------
                                                                                       (IN THOUSANDS)
CARNIVAL CRUISE LINES:
Carnival Destiny...........  November 1996    Fincantieri(2)       2,640     101,000     $  430,000
Elation....................  March 1998       Masa-Yards           2,040      70,367        300,000
Paradise...................  December 1998    Masa-Yards           2,040      70,367        300,000
Carnival Triumph...........  July 1999        Fincantieri(2)       2,640     101,000        415,000
                                                               -----------             --------------
  Total Carnival Ships.....                                        9,360                 $1,445,000
                                                               -----------             --------------

HOLLAND AMERICA LINE:
Rotterdam VI...............  October 1997     Fincantieri(2)       1,320      62,000        235,000
To Be Named................  February 1999    Fincantieri(2)       1,440      63,000        300,000
To Be Named................  September 1999   Fincantieri(2)       1,440      63,000        300,000
                                                               -----------             --------------
  Total HAL Ships..........                                        4,200                    835,000
                                                               -----------             --------------
  Total....................                                       13,560                 $2,280,000
                                                               -----------             --------------
                                                               -----------             --------------

------------

(1) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers.

(2) The construction contracts with such shipyards are denominated in Italian Lire. Contracts denominated in foreign currencies have been fixed into U.S. Dollars through the utilization of forward currency contracts.

OTHER CRUISE ACTIVITIES

    In April 1992, the Company acquired 25% of the capital stock of Seabourn Cruise Line Limited ("Seabourn"). As part of the transaction, the Company also made a subordinated secured ten-year loan of $15 million to Seabourn and a $10 million convertible loan to Seabourn. In December 1995, the $10 million convertible loan was converted by the Company into an additional 25% equity interest in Seabourn. Seabourn operates three ultra-luxury ships, which have an aggregate capacity of 612 passengers and have itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East.

CRUISE TARIFFS

    The table below sets forth certain price information for the Company's cruises. Unless otherwise noted, brochure prices include round trip airfare from over 175 cities in the United States and Canada. If a passenger chooses not to have the Company provide air transportation, the ticket price is reduced. Brochure prices vary depending on size and location of cabin, the time of year that the voyage takes place, and when the booking is made. The cruise brochure price includes a wide variety of activities and facilities, such as a fully equipped casino, nightclubs, theatrical shows, movies, parties, a discotheque, a health club and swimming pools on each ship. The brochure price also includes numerous dining opportunities daily.

    Brochure pricing information below is per person based on double occupancy:

    AREA OF OPERATION                                         CRUISE LENGTH     PRICE RANGE
-----------------------------------------------------------   -------------    --------------
CARNIVAL CRUISE LINES:
Caribbean..................................................      3-day         $  579- 1,199
                                                                 4-day            679- 1,369
                                                                 7-day          1,399- 2,469
Mexico.....................................................      3-day            579- 1,199
                                                                 4-day            679- 1,369
                                                                 7-day          1,369- 2,469
HOLLAND AMERICA LINE (1):
Alaska.....................................................      7-day         $  975- 7,000
Caribbean..................................................      7-day          1,212- 5,775
                                                                 10-day         2,030- 6,000
Europe.....................................................   10- to 12-day     3,335-14,045
Panama Canal...............................................   10- to 22-day     2,795-15,400

WINDSTAR CRUISES (1):
Caribbean..................................................      7-day         $3,195- 3,295
Mediterranean..............................................   7- to 16-day      2,695- 6,095
South Pacific..............................................      7-day          3,195- 3,495

------------

(1) Prices represent cruise only.

    Brochure prices are regularly discounted through the Company's early booking discount program and other promotions.

ON-BOARD AND OTHER REVENUES

    The Company derives revenues from certain on-board activities and services including casino gaming, liquor sales, gift shop sales, shore tours, photography and promotional advertising by merchants located in ports of call.

    The casinos, which contain slot machines and gaming tables including blackjack, craps, roulette and stud poker, are open when the ships are at sea in international waters. The Company also earns revenue from the sale of alcoholic beverages. Certain onboard activities are managed by independent concessionaires from which the Company collects a percentage of revenues, while certain other activities are managed by the Company.

    The Company receives additional revenue from the sale to its passengers of shore excursions at each ship's ports of call. On the Carnival Ships, such shore excursions are operated by independent tour operators and include bus and taxi sight-seeing excursions, local boat and beach parties, and nightclub and casino visits. On the HAL Ships, shore excursions are operated by Holland America Westours and independent parties.

    In conjunction with its cruise vacations on the Carnival Ships, the Company sells pre- and post-cruise land packages. Such packages generally include one, two or three-night vacations at locations such as Walt Disney World in Orlando, Florida or resorts in the South Florida and the San Juan, Puerto Rico areas.

    In conjunction with its cruise vacations on the HAL Ships, HAL sells pre-cruise and post-cruise land packages which are more fully described below. See "--Tour Segment".

PASSENGERS

    The following table sets forth the aggregate number of passengers carried and percentage occupancy for the Company's ships for the periods indicated:

                                                                   YEAR ENDED NOVEMBER 30,
                                        NINE MONTHS ENDED    -----------------------------------
                                         AUGUST 31, 1996       1995         1994         1993
                                        -----------------    ---------    ---------    ---------
Number of Passengers.................       1,351,000        1,543,000    1,354,000    1,154,000
Occupancy Percentage(1)..............          109.7%           105.0%       104.0%       105.3%

------------

(1) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or four passengers. Occupancy percentages in excess of 100% indicate that more than two passengers occupied some cabins.

    The following table sets forth the actual occupancy percentage for all cruises on the Company's ships for each quarter since the third quarter of fiscal 1994:

                                                                 OCCUPANCY
    QUARTER ENDING                                               PERCENTAGE
--------------------------------------------------------------   ----------
August 31, 1996...............................................      114.5%
May 31, 1996..................................................      107.2
February 28, 1996.............................................      107.1
November 30, 1995.............................................      104.6
August 31, 1995...............................................      114.6
May 31, 1995..................................................      100.3
February 28, 1995.............................................       99.9
November 30, 1994.............................................      100.9
August 31, 1994...............................................      113.4

SALES AND MARKETING

    The Company's products are positioned to appeal to the contemporary, premium and luxury specialty segments. The luxury specialty segment, which is not as large as the other segments, is served by cruises with per diems of $300 or higher. The premium segment typically is served by cruises that last for seven to 14 days or more at per diem rates of $250 or higher, and appeal principally to more affluent customers. The contemporary segment, on the other hand, is served typically by cruises that are seven days or shorter in length, are priced at per diem rates of $200 or less, and feature a casual ambience. The Company believes that the success and growth of the Carnival cruises is attributable in large part to its early recognition of this market segmentation and its efforts to reach and promote the expansion of the contemporary segment.

    Carnival believes that its success is due in large part to its unique product positioning within the industry. Carnival markets the Carnival Ship cruises not only as alternatives to competitors' cruises, but as vacation alternatives to land-based resorts and sight-seeing destinations. Carnival seeks to attract passengers from the broad vacation market, including those who have never been on a cruise ship before and who might not otherwise consider a cruise as a vacation alternative. Carnival's strategy has been to emphasize the cruise experience itself rather than particular destinations, as well as the advantages of a prepaid, all-inclusive vacation package. Carnival markets the Carnival Ship cruises as the "Fun Ships(R)" experience, which includes a wide variety of shipboard activities and entertainment, such as full-scale casinos and nightclubs, an atmosphere of pampered service and unlimited food.

    The Company markets the Carnival Ships as the "Fun Ships(R)" and uses the themes "Carnival's Got the Fun(R)" and "The Most Popular Cruise Line in the World(R)", among others. Carnival advertises nationally directly to consumers on network television and through extensive print media featuring its spokesperson, Kathie Lee Gifford. Carnival believes its advertising generates interest in cruise vacations generally and results in a higher degree of consumer awareness of the "Fun Ships(R)" concept and the "Carnival(R)" name. Substantially all of Carnival's cruise bookings are made through travel agents, which arrangement is encouraged as a matter of policy. In fiscal 1995, Carnival took reservations from about 29,000 of approximately 45,000 travel agencies in the United States and Canada. Travel agents receive a standard commission of 10% (15% in the State of Florida), plus the potential of an additional commission based on sales volume. Moreover, because cruise vacations are substantially all-inclusive, sales of Carnival cruise vacations yield a significantly higher commission to travel agents than selling air tickets and hotel rooms. During fiscal 1995, no one travel agency accounted for more than 2% of Carnival's revenues.

    Carnival engages in substantial promotional efforts designed to motivate and educate retail travel agents about its "Fun Ships(R)" cruise vacations. Carnival employs approximately 90 field sales representatives and 30 in-house service representatives to motivate independent travel agents and promote its cruises. Carnival believes it has the largest sales force in the industry.

    To facilitate access and to simplify the reservation process, Carnival employs approximately 360 reservation agents to take bookings from independent travel agents. Carnival's fully-automated reservation system allows its reservation agents to respond quickly to book cabins on its ships. Carnival has a policy of pricing comparable cabins (based on size, location and length of voyage) on its various ships at the same rate ("common rating"). Such common rate includes round-trip airfare, which means that any passenger can fly from any one of over 140 cities in the United States and Canada to ports of embarkation for the same price. Through common rating, Carnival is able to offer customers a wider variety of voyages for the same price, which the Company believes improves occupancy on all its cruises. However, discounts from brochure prices may vary depending upon the ship, intinerary, time of year and demand for each cruise.

    Carnival's cruises generally are substantially booked several months in advance of the sailing date. This lead time allows Carnival to adjust its prices, if necessary, in relation to demand for available cabins, as indicated by the level of advance bookings. Carnival's SuperSaver fares, introduced several years ago, are designed to encourage potential passengers to book cruise reservations earlier, which helps the Company to more effectively manage yields (pricing and occupancy). Carnival's payment terms require that a passenger pay approximately 15% of the cruise price within seven days of the reservation date and the balance not later than 45 days before the sailing date for three- and four-day cruises and 60 days before the sailing date for seven-day cruises.

    The HAL and Windstar Ships cater to the premium and luxury specialty markets, respectively. The Company believes that the hallmarks of the HAL experience are beautiful ships and gracious attentive service. HAL communicates this difference as "A Tradition of Excellence(R)", a reference to its long standing reputation as a first class and grand cruise line.

    Substantially all of HAL's bookings are made through travel agents, which arrangement HAL encourages as a matter of policy. In fiscal 1995, HAL took reservations from about 20,000 of approximately 45,000 travel agencies in the United States and Canada. Travel agents receive a standard commission of between 10% and 15%, depending on the specific cruise product sold, with the potential for override commissions based upon sales volume. During 1995, no one travel agency accounted for more than 1% of HAL's total revenue.

    HAL has focused much of its recent sales effort at creating an excellent relationship with the travel agency community. This is related to the HAL marketing philosophy that travel agents have a large impact on the consumer cruise selection process, and will recommend HAL more often because of its excellent reputation for service to both consumers and independent travel agents. HAL solicits continuous feedback from consumers and the independent travel agents making bookings with HAL to insure they are receiving excellent service.

    HAL's marketing communication strategy is primarily composed of newspaper and magazine advertising, large scale brochure distribution and direct mail solicitations to past passengers (referred to as "alumni") and television. HAL engages in substantial promotional efforts designed to motivate and educate retail travel agents about its products. HAL employs approximately 50 field sales representatives, 15 teleaccount sales representatives and 15 sales and service representatives to support the field sales force. Carnival's field sales representatives also promote HAL products. To facilitate access to HAL and to simplify the reservation process for the HAL ships, HAL employs approximately 260 reservation agents to take bookings from travel agents. HAL's cruises generally are booked several months in advance of the sailing date. The Company solicits current and former passengers of the Carnival Ships to take future cruises on the HAL and Windstar Ships.

    Windstar Cruises has its own marketing and reservations staff. Field sales representatives for both HAL and Carnival act as field sales representatives for Windstar. Marketing efforts are primarily devoted to (a) travel agent support and awareness, (b) direct mail solicitation of past passengers, and (c) distribution of brochures. The marketing features the distinctive nature of the graceful, modern sail ships and the distinctive "casually elegant" experience on "intimate itineraries" (apart from the normal cruise experience). Windstar's cruise market positioning is embodied in the phrase "180 deg. from ordinary".

SEASONALITY

    The Company's revenue from the sale of passenger tickets for the Carnival Ships is moderately seasonal. Historically, demand for Carnival cruises has been greater during the periods from late June through August. Demand traditionally is lower during the period from September through mid-December and during May. To allow for full availability during peak periods, drydocking maintenance is usually performed in September, October and early December. HAL cruise revenues are more seasonal than Carnival's cruise revenues. Demand for HAL cruises is strongest during the summer months when HAL ships operate in Alaska and Europe and HAL typically obtains higher prices for these summer products. Demand for HAL cruises is lower during the winter months when HAL ships sail in more competitive markets.

COMPETITION

    Cruise lines compete for consumer disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sight-seeing destinations, and public demand for such activities is influenced by general economic conditions.

    The Carnival Ships compete with cruise ships operated by six different cruise lines which operate year round from Florida, California and Puerto Rico with similar itineraries and with ten other cruise lines operating seasonally from other ports in Florida, California, and Puerto Rico, including cruise ships operated by HAL. Competition for cruise passengers in South Florida is substantial. Ships operated by Royal Caribbean Cruise Line and Norwegian Cruise Line sail regularly from Miami on itineraries similar to those of the Carnival Ships. Carnival competes year round with ships operated by Royal Caribbean Cruise Line and Princess Cruises embarking from Los Angeles to the west coast of Mexico. Cruise lines such as Norwegian Cruise Lines, Royal Caribbean Cruise Line, Costa Cruise Lines, Cunard and Princess Cruises offer voyages competing with Carnival from San Juan to the Caribbean.

    In the Alaska market, HAL and Carnival compete directly with cruise ships operated by ten different cruise lines with the largest competitors being Princess Cruises and Royal Caribean Cruise Lines. Over the past several years, there has been a steady increase in the available capacity among all cruise lines in the Alaska market.

    In the Caribbean market, HAL competes with cruise ships operated by 16 different cruise lines, its primary competitors being Princess Cruises, Royal Caribbean Cruise Line and Norwegian Cruise Line, as well as the Carnival Ships.

GOVERNMENTAL REGULATION

    The Ecstasy, Fantasy, Celebration and Tropicale are Liberian flagged ships, the Festivale is a Bahamian flagged ship, and the balance of the Carnival Ships are registered in Panama. The, Ryndam, Maasdam, Statendam, Westerdam, Noordam, Nieuw Amsterdam and Rotterdam are registered in the Netherlands, while the Veendam is flagged in the Bahamas. The Windstar Ships are registered in the Bahamas. The ships are subject to inspection by the United States Coast Guard for compliance with the Convention for the Safety of Life at Sea and by the United States Public Health Service for sanitary standards. The Company is also regulated by the Federal Maritime Commission, which, among other things, certifies ships on the basis of the ability of the Company to meet obligations to passengers for refunds in case of non-performance. The Company believes it is in compliance with all material regulations applicable to its ships and has all licenses necessary to the conduct of its business. In connection with a significant portion of its Alaska cruise operations, HAL relies on a concession permit from the National Park Service to operate its cruise ships in Glacier Bay National Park, which is periodically renewed. There can be no assurance that the permits will continue to be renewed or that regulations relating to the renewal of such permits, including preference rights, will remain unchanged in the future.

    The International Maritime Organization has adopted safety standards as part of the "Safety of Life at Sea" ("SOLAS") Convention, applicable generally to all passenger ships carrying 36 or more passengers. Generally, SOLAS imposes enhanced vessel structural requirements designed to improve passenger safety. The SOLAS requirements are phased in through the year 2010. However, certain stringent SOLAS fire safety requirements must be implemented by 1997. Only two of the Company's vessels, the Festivale (which is chartered to Dolphin Cruise
Line) and the Rotterdam are expected to be significantly affected by the SOLAS 1997 requirements. The Rotterdam will be retired from service effective September 30, 1997. The decision regarding the additional SOLAS related investment for the Festivale has not yet been made, but such expenditures would not be material to the Company.

    Public Law 89-777 administered by the Federal Maritime Commission ("FMC") requires most cruise line operators to establish financial responsibility for nonperformance of transportation. The FMC's regulations require that a cruise line demonstrate its financial responsibility through a guaranty, escrow arrangement, surety bond, insurance or self-insurance. Currently, the amount required must equal 110% of the cruise line's highest amount of customer deposits over a two-year period up to a maximum coverage level of $15 million subject to a sliding scale. The FMC has proposed increasing the coverage requirements under the FMC regulations. The proposed new regulations are viewed favorably by the Company and are not expected to have a material effect on the Company. The FMC has received public comments regarding the proposed regulations and may take final action at any time.

    From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TOUR SEGMENT

    In addition to its cruise business, HAL markets sight-seeing tours separately and as a part of cruise/tour packages under the Holland America Westours name. Tour operations are based in Alaska, Washington State and western Canada. Since a substantial portion of Holland America Westours' business is derived from the sale of tour packages in Alaska during the summer tour season, tour operations are highly seasonal.

HOLLAND AMERICA WESTOURS

    Holland America Westours is a wholly-owned subsidiary of HAL. The group of subsidiaries which together comprise the tour operations perform three independent yet interrelated functions. During 1995, as part of an integrated travel program to destinations in Alaska, the tour service group offered 35 different tour programs varying in length from seven to 19 days. The transportation group and hotel group support the tour service group by supplying facilities needed to conduct tours. Facilities include dayboats, motor coaches, rail cars and hotels.

    Two luxury dayboats perform an important role in the integrated Alaska travel program offering tours to the glaciers and fjords of Alaska and the Yukon River. The Yukon Queen cruises the Yukon River between Dawson City, Yukon Territory and Eagle, Alaska and the Ptarmigan operates on Portage Lake in Alaska. The two dayboats have a combined capacity of 249 passengers.

    A fleet of over 290 motor coaches using the trade name Gray Line operates in Alaska, Washington and western Canada. These motor coaches are used for extended trips, city sight-seeing tours and charter hire. HAL conducts its tours both as part of a cruise/tour package and as individual sight-seeing products sold under the Gray Line name. In addition, HAL operates express Gray Line motor coach service between downtown Seattle and the Seattle-Tacoma International Airport.

    Thirteen private domed rail cars, which are called "McKinley Explorers", run on the Alaska railroad between Anchorage and Fairbanks, stopping at Denali National Park.

    In connection with its tour operations, HAL owns or leases motor coach maintenance shops in Seattle, and at Juneau, Denali Park, Fairbanks, Anchorage, Skagway and Ketchikan in Alaska. HAL also owns or leases service offices at Anchorage, Fairbanks, Juneau, Ketchikan and Skagway in Alaska, at Whitehorse in the Yukon Territory, in Seattle and at Vancouver in British Columbia. Certain real property facilities on federal land are used in HAL's tour operations pursuant to permits from the applicable federal agencies.

WESTMARK HOTELS

    HAL owns and/or operates 16 hotels in Alaska and the Canadian Yukon under the name Westmark Hotels. Four of the hotels are located in Canada's Yukon Territory and offer a combined total of 585 rooms. The remaining 12 hotels, all located throughout Alaska, provide a total of 1,649 rooms, bringing the total number of hotel rooms to 2,234.

    The hotels play an important role in HAL's tour program during the summer months when they provide accommodations to the tour passengers. The hotels located in the larger metropolitan areas remain open during the entire year, acting during the winter season as centers for local community activities while continuing to accommodate the traveling public. HAL hotels include dining, lounge and conference or meeting room facilities. Certain hotels have gift shops and other tourist services on the premises.

    The hotels are summarized in the following table:

                                                                                   OPEN DURING
    HOTEL NAME                                              LOCATION      ROOMS    1996 SEASON
-------------------------------------------------------   ------------    -----    -----------
ALASKA HOTELS:
  Westmark Anchorage...................................   Anchorage        198     year-round
  Westmark Inn.........................................   Anchorage         90     seasonal
  Westmark Inn.........................................   Fairbanks        173     seasonal
  Westmark Fairbanks...................................   Fairbanks        238     year-round
  Westmark Juneau......................................   Juneau           105     year-round
  The Baranof..........................................   Juneau           193     year-round
  Westmark Cape Fox....................................   Ketchikan         72     year-round
  Westmark Kodiak......................................   Kodiak            81     year-round
  Westmark Shee Atika..................................   Sitka            101     year-round
  Westmark Inn Skagway.................................   Skagway          209     seasonal
  Westmark Tok.........................................   Tok               92     seasonal
  Westmark Valdez......................................   Valdez            97     year-round

CANADIAN HOTELS (YUKON TERRITORY):
  Westmark Inn.........................................   Beaver Creek     174     seasonal
  Westmark Klondike Inn................................   Whitehorse        99     seasonal
  Westmark Whitehorse..................................   Whitehorse       181     year-round
  Westmark Inn.........................................   Dawson           131     seasonal

    Thirteen of the hotels are owned by a HAL subsidiary. The remaining three hotels, Westmark Anchorage, Westmark Cape Fox and Westmark Shee Atika, are operated by Westmark under arrangements involving third parties such as management agreements and leases.

    For the hotels that operate year-round, the occupancy percentage for 1995 was 58.9%, and for the hotels that operate only during the summer months, the occupancy percentage for 1995 was 76.7%.

SEASONALITY

    The Company's tour revenues are extremely seasonal with a large majority generated during the late spring and summer months in connection with the Alaska cruise season. Holland America Westours' tours are conducted in Washington and Alaska. The Alaska tours coincide to a great extent with the Alaska cruise season, May through September. Washington tours are conducted year-round although demand is greatest during the summer months. During periods in which tour demand is low, HAL seeks to maximize its motor coach charter activity such as operating charter tours to ski resorts in Washington and Canada.

SALES AND MARKETING

    HAL tours are marketed both separately and as part of cruise-tour packages. Although most HAL cruise-tours include a HAL cruise as the cruise segment, other cruise lines also market HAL tours as a part of their cruise tour packages and sight-seeing excursions. Tours sold separately are marketed through independent travel agents and also directly by HAL, utilizing sales desks in major hotels. General marketing for the hotels is done through various media in Alaska, Canada and the continental United States. Travel agents, particularly in Alaska, are solicited, and displays are used in airports in Seattle, Washington, Portland, Oregon and various Alaskan cities. Rates at Westmark Hotels are on the upper end of the scale for hotels in Alaska and the Canadian Yukon.

CONCESSIONS

    Certain tours in Alaska are conducted on federal property requiring concession permits from the applicable federal agencies such as the National Park Service or the United States Forest Service.

COMPETITION

    Holland America Westours competes with independent tour operators and motor coach charter operators in Washington, Alaska and the Canadian Rockies. The primary competitors in Alaska are Princess Tours (which owns approximately 130 motor coaches and three hotels) and Alaska Sightseeing/Trav-Alaska (which owns approximately 43 motor coaches). The primary competitor in Washington is Gazelle (with approximately 18 motor coaches). The primary competitors in the Canadian Rockies are Tauck Tours, Princess Tours and Brewster Transportation.

    Westmark Hotels compete with various hotels throughout Alaska, including the Super 8 national motel chain, many of which charge prices below those charged by HAL. Dining facilities in the hotels also compete with the many restaurants in the same geographic areas.

GOVERNMENT REGULATION

    HAL's motor coach operations are subject to regulation both at the federal and state levels, including primarily the U.S. Department of Transportation, the Washington Utilities Department of Transportation, the British Columbia Motor Carrier Commission and the Alaska Department of Transportation. Certain of HAL's tours involve federal properties and are subject to regulation by various federal agencies such as the National Park Service, the Federal Maritime Administration and the U.S. Forest Service.

    In connection with the operation of its beverage facilities in the Westmark Hotels, HAL is required to comply with state, county and/or city ordinances regulating the sale and consumption of alcoholic beverages. Violations of these ordinances could result in fines, suspensions or revocation of such licenses and preclude the sale of any alcoholic beverages by the hotel involved.

    In the operation of its hotels, HAL is required to comply with applicable building and fire codes. Changes in these codes have in the past and may in the future, require substantial capital expenditures to insure continuing compliance such as the installation of sprinkler systems.

AIRTOURS

    In April 1996, the company acquired a 29.5% interest in Airtours for approximately $307 million. Airtours is a leisure travel company publicly traded on the London Stock Exchange and provides air inclusive packaged holidays to the British, Scandinavian and North American markets. Airtours provides holidays to approximately 4.4 million people per year and owns or operates 41 hotels, 3 cruise ships and 31 aircraft.

    Airtours was founded in the United Kingdom in 1972 and is currently the second largest provider of air inclusive packages in the United Kingdom. In 1994, Airtours entered the Scandinavian market via the acquisition of the Scandinavian Leisure Group and expanded its share of this market in 1996 with the acquisition of Spies. In 1995 Airtours acquired Sunquest Vacations, a Canadian tour operator. Today Airtours is the market leader in Scandinavia and is one of Canada's leading tour operators.

    Airtours principal brands in the United Kingdom are Airtours, Aspro and Tradewinds. Airtours and Aspro offer packaged tours on charter flights primarily to the Mediterranean, Canary Islands, Caribbean and Florida. Tradewinds focuses on long haul destinations and offers scheduled flights. In addition , Eurosites provides self drive camping holidays mainly to the south of France. Eurosites is also sold in Germany, Holland and Denmark.

    In Scandinavia, Airtours' primary brands are Ving, Spies, Tjacreborg, Saga and Always. Each brand is focused on a particular segment of the Scandinavian market and primarily provides holidays to the Mediterranean and Canary Islands.

    Sunquest and Alba are Airtours main brands in Canada and their principal destinations are the Caribbean, the United States and Mexico. In contrast to the United Kingdom and Scandinavia, Canada's peak season is the winter. Alba also offers a summer program to Italy.

    Under the Going Places brand, Airtours owns over 700 retail travel branches, most of which offer foreign exchange facilities. Going Places is the second largest travel agency in the United Kingdom and distributes Airtours's own products together with those of other tour operators. In 1994, Airtours acquired Late Escapes, a telephone sales business specializing in the sale of vacations within eight weeks of departure.

    Airtours operates 18 aircraft exclusively for its U.K. tour operators providing a large proportion of their flying requirements. In addition, Airtours' subsidiary Premiair operates a fleet of 13 aircraft, which provides most of the flying requirements for Airtours' Scandinavian tour operators.

    Airtours owns or operates 41 hotels (6,500 rooms) which provide rooms to Airtours' tour operators principally in the Mediterranean and the Canary Islands. 16 of the hotels are marketed by Airtours' tour operators under the exclusive Sunwing brand. In addition, Airtours has a 50% interest in Tenerife Sol, a joint venture with Sol Hotels Group of Spain, which owns and operates three hotels in the Canary Islands providing 1,300 rooms.

    Through its subsidiary Sun Cruises, Airtours owns and operates two cruise ships. Both the 800-berth MS Seawing and the 1,062-berth MS Carousel commenced operations in 1995. Recently, Airtours acquired a third ship, the MS Song of Norway, which is a sister ship of the MS Carousel. The MS Song of Norway is expected to commence operations in May 1997. The ships operate in the Mediterranean, the Caribbean and around the Canary Islands and are sold exclusively by Airtours' tour operators.

LITIGATION

    Wartsila Marine Industries Incorporated ("Wartsila") operated a Finnish shipyard and had contracted to build three ships for the Company in the late 1980s. Wartsila filed for bankruptcy in 1989 without completing construction of the vessels, causing the Company to incur incremental costs to complete the ships and to lose profits because of the delay in their delivery. During 1995, the Company received $40 million in cash from the settlement of litigation with Metra Oy, the former parent company of Wartsila, related to losses suffered in connection with the construction of these three ships. Of the $40 million received, $6.2 million was used to pay related legal fees, $14.4 million was recorded as other income and $19.4 million was used to reduce the cost basis of certain ships which had been the subject of the Company's lawsuit against Metra Oy.

    On June 25, 1996, the Company reached an agreement with the trustees of Wartsila and creditors for the bankruptcy which resulted in an additional cash payment of approximately $80 million. Of the $80 million received, $5 million was used to pay certain costs, $32 million was recorded as other income and $43 million was used to reduce the cost basis of certain ships which had been affected by the bankruptcy.

    The United States Attorney for the District of Alaska has commenced an investigation to determine if a Holland America Line vessel discharged bilge water, alleged to have contained oil or oily mixtures, at various locations allegedly within United States territorial waters at various times during the summer and early fall of 1994. It is unknown whether any proceedings will be initiated and, if so, what violations will be alleged. To date, no penalties have been sought or imposed. Management does not believe that the amount of potential penalties will have a material impact on the Company.

    In April 1996, a complaint was filed in the Circuit Court of the Eleventh Judicial Circuit against the Company and a complaint was filed in the Superior Court of Washington against Holland America Westours (the "Port Charges Complaints"). The Port Charges Complaints, brought on behalf of a purported class of all persons who traveled on a Company ship within the past four years and paid "Port Charges" to the Company, allege that statements made by the Company in advertising and promotional materials concerning Port Charges were false and misleading. The Port Charges Complaints allege claims of negligent misrepresentation and unjust enrichment and violations of the Washington Consumer Protection Act and seek unspecified compensatory damages on behalf of the purported class (or, alternatively, refunds of Port Charges allegedly in excess of certain charges levied by governmental authorities), attorney's fees and costs and punitive damages and injunctive relief. Two other complaints containing allegations similar to those set forth in the Port Charges Complaints have been filed in the Circuit Court of the Eleventh Judicial Circuit against the Company since the filing of the Port Charges Complaints.

    In June and August 1996, respectively, two complaints were filed against both the Company and Holland America Westours in the Superior Court for the State of California for the County of Los Angeles (the "Travel Agent Complaints"). The Travel Agent Complaints, brought on behalf of a class of all travel agencies who during the past four years booked a cruise with the Company, contain allegations that the Company's advertising practices regarding Port Charges resulted in an improper and concealed form of commission bypass. The Travel Agent Complaints allege claims of breach of contract, negligent misrepresentation, unjust enrichment, unlawful business practices and common law fraud and seek unspecified compensatory damages (or alternatively, the payment by the Company of usual and customary commissions on Port Charges in excess of certain charges levied by government authorities), attorneys' fees and costs, punitive damages and injunctive relief.

    The Port Charges Complaints and the Travel Agent Complaints are in preliminary stages and it is not now possible to determine the ultimate outcome of the lawsuits. Management of the Company believes that the Company has substantial and meritorious defenses to the claims and intends to vigorously defend the lawsuits. Management understands that purported class action lawsuits similar to the Port Charges Complaints and the Travel Agent Complaints have been filed against five other cruise lines.

    In the normal course of business, various other claims and lawsuits have been filed or are pending against the Company. The majority of these claims and lawsuits are covered by insurance. Management believes the outcome of any such suits which are not covered by insurance would not have a material adverse effect on the Company's financial condition or results of operations.

                              SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock as of November 11, 1996, and as adjusted to reflect the sale of the Shares offered hereby, for the Selling Shareholders:

                                    SHARES OF CLASS A                          SHARES OF CLASS A
                                      COMMON STOCK                            COMMON STOCK TO BE
                                   BENEFICIALLY OWNED                         BENEFICIALLY OWNED
                                 BEFORE SALE UNDER THIS                      AFTER SALE UNDER THIS
                                       PROSPECTUS                                 PROSPECTUS
        NAME OF SELLING          -----------------------   SHARES TO BE     -----------------------
          SHAREHOLDER              NUMBER     PERCENTAGE       SOLD           NUMBER     PERCENTAGE
-------------------------------  ----------   ----------   ------------     ----------   ----------
Ted Arison(1)..................  74,289,600       31.0%     15,225,000(2)   59,064,600       24.7%
Arison Foundation, Inc.(3).....   3,175,000        1.3%      3,175,000               0          0%
The Royal Bank of Scotland
 Trust Company (Jersey)
 Limited,
 as Trustee for the
 Ted Arison Charitable Trust...   1,900,000         (5)      1,900,000               0          0%
New World Symphony Supporting
Foundation, Inc................   1,300,000(4)       (5)            (4)      1,300,000(4)         (5)
                                 ----------      -----     ------------     ----------   ----------
                                 79,364,600       33.1%     20,300,000      59,064,600       24.7%
                                 ----------      -----     ------------     ----------   ----------
                                 ----------      -----     ------------     ----------   ----------

------------

(1) Includes 2,332,458 shares of Class A Common Stock held by TAMMS Investment Company, Limited Partnership ("TAMMS"). TAMMS' general partners are Ted Arison and TAMMS Management Corporation ("TAMMS Corp."), a corporation wholly-owned by Ted Arison. By virtue of his interest in TAMMS Corp., Ted Arison may be deemed to beneficially own all of the 2,332,458 shares of Class A Common Stock owned by TAMMS. Ted Arison disclaims beneficial ownership of 1,810,364 of such shares, which are beneficially owned by the partners of TAMMS (other than TAMMS Corp.).

(2) Ted Arison has granted the U.S. and International Underwriters over-allotment options to purchase a total of 1,545,000 additional shares of Class A Common Stock. If such options are exercised, Ted Arison will beneficially own 57,519,600 shares of Class A Common Stock, representing 24.0% of the total issued and outstanding shares of Class A Common Stock.

(3) Shari Arison, Ted Arison's daughter, is a director of the Company and President of the Arison Foundation, Inc. (the "Foundation"). The Foundation is directed by six trustees, a majority of whom are affiliates of Ted Arison. Ted Arison disclaims beneficial ownership of the 3,175,000 shares owned by the Foundation. In addition, Micky Arison, the Chairman of the Board and Chief Executive Officer of the Company, is the son of Ted Arison.

(4) New World Symphony has granted the U.S. and International Underwriters over-allotment options to purchase a total of 1,300,000 shares of Class A Common Stock. If such options are exercised in full, New World Symphony will not beneficially own any shares of Class A Common Stock.

(5) Less than one percent of the outstanding shares of Class A Common Stock.

CERTAIN RELATED TRANSACTIONS

    CONSULTING AGREEMENT. In November 1990, subsequent to his resignation as Chairman of the Board, Ted Arison and the Company entered into a consulting agreement (the "Consulting Agreement") whereby Ted Arison agreed to act as a consultant to the Company with respect to the construction of cruise ships. In July 1992, the Consulting Agreement was replaced by a new consulting agreement (the "New Consulting Agreement") between the Company and Arison Investments Ltd. ("AIL"), a corporation affiliated with Ted Arison. The New Consulting Agreement was amended in August 1996 to extend the terms of the agreement to November 25, 1999. Under the New Consulting Agreement, the Company has agreed to pay AIL $500,000 per year and to reimburse it for all customary and usual expenses. The New Consulting Agreement also has a non-competition clause under which AIL has agreed that during the term of the New Consulting Agreement it will not, and will cause its affiliate not to compete in any way with the Company. In each of fiscal 1993, 1994, and 1995, $500,000 in fees were paid to AIL under the New Consulting Agreement. In connection with the performance of his consulting services, Mr. Arison periodically utilizes an airplane leased by the Company. Mr. Arison reimburses the Company for his personal use of the airplane. In 1994 and 1995, Mr. Arison paid the Company $396,720 and $264,000, respectively, for his personal use of the airplane.

    REGISTRATION RIGHTS AGREEMENT. Under a registration rights agreement (the "Arison Registration Rights Agreement"), the Company has granted certain registration rights to Ted Arison with respect to the shares of Class A Common Stock beneficially owned by Ted Arison (the "Arison Shares"). If, at any time, Ted Arison makes a written demand for the registration of any number of the Arison Shares, subject to a minimum amount of 500,000 shares, the Company will within 90 days prepare and file with the SEC a registration statement, subject to certain limitations. In addition, if the Company determines to file a registration statement on its behalf or on behalf of any security holders (other than a registration statement filed for the purpose of registering shares issuable to employees under an employee benefit plan or in connection with a business combination) relating to its Common Stock or any class of securities convertible into Common Stock, Ted Arison may register the Arison Shares pursuant to such registration statement, subject to certain limitations. The Company has agreed to bear all expenses relating to such demand and piggyback registrations, except for fees and disbursements of counsel for Ted Arison, selling costs, underwriting discounts and applicable filing fees. In April 1995, the Company filed a registration statement at the request of certain trusts for the sale of 13,800,000 shares of the Company's Class A Common Stock pursuant to the terms of the Arison Registration Rights Agreement. The Company incurred approximately $300,000 in expenses in connection with the registration of such shares. In addition, this Registration Statement was filed at the request of Ted Arison pursuant to the terms of the Arison Registration Rights Agreement and the Company expects to incur approximately $265,000 of expenses in connection with this offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of 399,500,000 shares of Class A Common Stock and 100,500,000 shares of Class B Common Stock.

VOTING

    Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to five votes, except (i) for the election of directors, and (ii) as otherwise provided by law. In the annual election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect 25% of the directors to be elected (rounded up to the nearest whole number). The holders of Class B Common Stock, voting as a separate class, are entitled to elect 75% of the directors to be elected (rounded down to the nearest whole number), so long as the number of outstanding shares of Class B Common Stock is at least 12 1/2% of the number of outstanding shares of both classes of Common Stock. If the number of outstanding shares of Class B Common Stock falls below 12 1/2%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of both classes of Common Stock, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having five votes per share.

    Directors may be removed, with or without cause, by the holders of the class or classes of Common Stock that elected them. Vacancies in a directorship may be filled by the vote of the class of shares that had previously filled that vacancy, or by the remaining directors of that class; if there are no such directors, however, the vacancy may be filled by the remaining directors of the other class.

    Except for the election or removal of directors as described above and except for class votes as required by law, holders of both classes of Common Stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having five votes per share.

CONVERSION

    At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Shares of Class A Common Stock are not convertible into shares of Class B Common Stock.

DIVIDENDS

    The holders of the Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available therefor. Any dividend declared by the Board of Directors on the Company's Common Stock must be paid concurrently at the same rate on the Class A Common Stock and the Class B Common Stock. Panamanian law permits the payment of dividends to the extent of retained earnings.

OTHER PROVISIONS

    Upon liquidation or dissolution of the Company, the holders of shares of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to common stockholders. The Common Stock has no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such shares. All shares of Class A Common Stock that are currently outstanding are fully paid and non-assessable.

    The B Trust is a party to an amended and restated shareholders agreement with the Company and certain other parties pursuant to which the B Trust may not voluntarily transfer its shares of Class B Common Stock until July 1, 1997, except under certain conditions designed to ensure, to the extent feasible, that the transfer will not affect the Company's CFC status. In addition, until such date, pursuant to the shareholder's agreement, the B Trust may not cause the Company to authorize or issue any securities, if after giving effect to the issuance thereof and to any related transactions, the Company would cease to be a CFC. The B Trust also may not convert its shares of Class B Common Stock into Class A Common Stock until July 1, 1997.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold or vote shares of the Common Stock. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that distributions to its shareholders are not subject to taxation under the laws of the Republic of Panama.

    Under Panamanian law, directors of the Company may vote by proxy.

    The Company's transfer agent and registrar for the Class A Common Stock is First Union National Bank of North Carolina.

                                    TAXATION

    The following discussion summarizes certain United States Federal income tax consequences to United States persons holding the Company's Class A Common Stock. This discussion is a summary for general information only, and is not a complete analysis of the tax considerations that may be applicable to a prospective investor. This discussion also does not address the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and foreign individuals and entities. In addition, it does not describe any tax consequences arising out of the tax laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. In connection with the foregoing, investors should be aware that the Tax Reform Act of 1986 (hereinafter, the "1986 Tax Act") changed significantly the United States Federal income tax rules applicable to the Company and certain holders of its stock (including the Principal Shareholders). Although the relevant provisions of the 1986 Tax Act are discussed herein, those provisions have not yet been the subject of extensive administrative or judicial interpretation. Accordingly, there can be no assurance that such interpretation will not have an adverse impact on an investment in the Class A Common Stock.

    PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DIVIDENDS; UNDISTRIBUTED INCOME OF THE COMPANY

    A United States person whose holdings of the Company's Class A Common Stock (including shares such person is considered to own under applicable attribution rules) represent less than 10 percent of the total combined voting power of all classes of the Company's capital stock, generally is not required to recognize income by reason of the Company's earnings until such earnings are distributed. Dividends paid by the Company to such a shareholder will be taxable to such shareholder as dividend income to the extent of the Company's current or accumulated earnings and profits. Such dividends generally will not be eligible for any dividends-received deduction. The same treatment will apply to any dividends that may be distributed to all shareholders by reason of certain tax liabilities of the Principal Shareholders.

    If, however, the Company is a CFC for an uninterrupted period of 30 days during any taxable year of the Company, a United States person who owns (or is considered to own) 10% or more of the Company's voting power (a "Ten Percent Shareholder") on the last day of such taxable year on which the Company is a CFC will generally be required to include in ordinary income his pro rata share of the Company's "subpart F income" for that taxable year and, in addition, certain other items, including, under certain circumstances, the Company's increase in earnings invested in United States property, and amounts of previously excluded subpart F income withdrawn by the Company from investment in certain shipping and related assets, whether or not any amounts are actually distributed to shareholders. "Subpart F income" includes, among other things, "foreign base company shipping income," which is defined to include income derived from using or chartering a vessel in foreign commerce or from the sale, exchange or other disposition of a vessel. Accordingly, a substantial part of the Company's earnings will be subpart F income. Earnings and profits of the Company already included in income by a Ten Percent Shareholder by reason of the CFC provisions discussed above are not again included in income by such Ten Percent Shareholder or his assignee when an actual distribution is made. Other distributions by the

Company by way of dividends with respect to the Common Stock out of current or accumulated earnings and profits will be taxed to Ten Percent Shareholders as ordinary income.

    The Company is currently a CFC and thus, the special rules discussed above will apply to certain of the Principal Shareholders.

DISPOSITIONS OF CLASS A COMMON STOCK

    In general, any gain or loss on the sale or exchange of Class A Common Stock of the Company by a United States shareholder will be capital gain or loss, provided such stock is held as a capital asset. However, any United States person who was a Ten Percent Shareholder of the Company at any time during the five-year period ending on the date of sale or exchange (or a distribution liquidation) when the Company was a CFC may be required to treat all or a portion of the gain from a sale or exchange of Class A Common Stock as ordinary income (to the extent of his proportionate share of certain earnings and profits of the Company) rather than as capital gain. Any capital gain or loss recognized on a sale or exchange of Class A Common Stock will be long-term capital gain or loss if the shareholder has held the Class A Common Stock for more than one year.

OTHER JURISDICTIONS

    The Company anticipates that distributions to its shareholders will not be subject to taxation under the laws of the Republic of Panama.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the U.S. Underwriters named below, each of the Selling Shareholders has severally agreed to sell to each of the U.S. Underwriters, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, has severally agreed to purchase from the Selling Shareholders the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                   NUMBER OF SHARES
                                                                      OF CLASS A
                          UNDERWRITER                                COMMON STOCK
----------------------------------------------------------------   ----------------
Goldman, Sachs & Co.............................................       2,872,500
Bear, Stearns & Co. Inc.........................................       2,872,500
Lehman Brothers Inc. ...........................................       2,872,500
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................       2,872,500
Advest, Inc.....................................................         250,000
Burnham Securities Inc..........................................         150,000
Dean Witter Reynolds Inc........................................         315,000
Dillon, Read & Co. Inc..........................................         315,000
Donaldson, Lufkin & Jenrette Securities Corporation.............         315,000
A.G. Edwards & Sons, Inc........................................         315,000
First Southwest Company.........................................         150,000
Edward D. Jones & Co., L.P......................................         250,000
Legg Mason Wood Walker Incorporated.............................         250,000
Montgomery Securities...........................................         315,000
Oppenheimer & Co., Inc..........................................         315,000
Raymond James & Associates, Inc.................................         315,000
The Robinson-Humphrey Company, Inc..............................         250,000
Salomon Brothers Inc............................................         315,000
Scott & Stringfellow, Inc.......................................         150,000
Smith Barney Inc................................................         315,000
Southeast Research Partners, Inc................................         150,000
Wasserstein Perella Securities, Inc.............................         315,000
                                                                   ----------------
      Total.....................................................      16,240,000
                                                                   ----------------
                                                                   ----------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.50 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company and the Selling Shareholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 4,060,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical.

The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Bear, Stearns International Limited, Lehman Brothers International (Europe) and Merrill Lynch International.

    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock, (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    Ted Arison and New World Symphony have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,276,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 16,240,000 shares of Class A Common Stock offered. Ted Arison and New World Symphony have granted the International Underwriters a similar option to purchase up to an aggregate of 569,000 additional shares of Common Stock.

    For a period of 90 and 365 days, respectively, after the date of this Prospectus, the Company and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security substantially similar thereto, or any other security convertible into, or exchangeable for, shares of Class A Common Stock of the Company or any security substantially similar thereto, other than the conversion of shares of Class B Common Stock into shares of Class A Common Stock, without the prior written consent of Goldman, Sachs & Co., except for any securities issued by the Company pursuant to employee benefit plans or upon the conversion of convertible or exchangeable securities currently outstanding. However, if the over-allotment options are not exercised in full by the U.S. and International Underwriters, New World Symphony will not be subject to any of the foregoing restrictions. In addition, for a period of 365 days after the date of this Prospectus, each of Ted Arison and Micky Arison has agreed not to consent to any such disposition by any trust that owns shares of Class A Common Stock, Class B Common Stock or other securities of the type described in the preceding sentence over which such person has voting or dispositive power, other than the conversion of shares of Class B Common Stock into shares of Class A Common Stock, without the prior written consent of Goldman, Sachs & Co.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act.

    This Prospectus may be used by underwriters and dealers in connection with offers and sales of Class A Common Stock, including shares initially sold in the international offering, to persons located in the United States.

    Mr. Uzi Zucker, a Director of the Company, is a Senior Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as a U.S. Underwriter in this offering and Bear, Stearns International Limited is one of the International Underwriters in the International Offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) has served as an underwriter in previous public offerings by the Company. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1995, 1994 and 1993, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.

                             VALIDITY OF SECURITIES

    The validity of the Shares will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, has acted as special United States counsel to the Company in connection with the offering of the Shares. Sullivan & Cromwell, New York, New York, has acted as counsel for the Underwriters. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust and a director of the Company. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations--Control by Principal Shareholders".

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended November 30, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the headings "Prospectus Summary," "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; increases in cruise industry capacity in the Caribbean and Alaska; changes in tax laws and regulations (especially any change affecting the Company's status as a "controlled foreign corporation" as defined in Section 957(a) of the Code (see "Certain Considerations--Taxation of the Company")); the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns in the Caribbean; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; and changes in laws and government regulations applicable to the Company (including the implementation of the "Safety of Life at Sea Convention" and changes in Federal Maritime Commission surety and guaranty arrangements).

------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
Reference.............................    2
Prospectus Summary....................    3
Certain Considerations................    7
Use of Proceeds.......................    8
Price Range of Class A Common Stock
and Dividends.........................    8
Dividend Policy.......................    9
Capitalization........................   10
Selected Financial Data...............   11
Management's Discussion and Analysis
  of Financial Condition and Results
of Operations.........................   13
Business..............................   20
Selling Shareholders..................   34
Description of Capital Stock..........   36
Taxation..............................   38
Underwriting..........................   40
Validity of Securities................   42
Experts...............................   42
Special Note Regarding Forward-Looking
Statements............................   42


                               20,300,000 SHARES

                              CARNIVAL CORPORATION

                              CLASS A COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

                                 --------------

                           [CARNIVAL CORPORATION LOGO]

                                 --------------

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

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